ASSA ABLOY

Press Release

August 31, 2007
no 15/07

New Organization for ASSA ABLOYs Global Technologies Division

Johan Molin, President and CEO of ASSA ABLOY, will continue to head the Global Technologies division.

HID Global and ASSA ABLOY Identification Technologies to merge. From September 1, 2007, the Global Technologies division will consist of the two units HID/ITG and Hospitality.

Denis Hébert, Head of HID/ITG, and Tim Shea, Head of Hospitality, appointed new members of the Executive Management team of the Group.

"Combining the two units HID and ITG will further leverage growth opportunities as well as create a better opportunity to reinforce synergies. I am very pleased that Denis Hébert has accepted to lead the organization" says Johan Molin.

Regarding Hospitality Johan Molin comments that ASSA ABLOY Hospitality during the last couple of years, under Tim Shea's leadership, has gone through a remarkable transformation and has turned into a successful business with great potential going forward.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42

The information contained herein may be subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. This information has been publicly communicated August 31 at 08.00 CET.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

END